 Exhibit 99.11

JOINDER TO LOCK-UP AGREEMENT

Reference is made to the Lock-Up Agreement, dated July 15, 2020 (the “Agreement”), by and among Digital Media Solutions, Inc. CEP V DMS US Blocker Company, Prism Data, LLC, CEP V-A DMS AIV Limited Partnership, Clairvest Equity Partners V Limited Partnership and CEP V Co-Investment Limited Partnership. Each capitalized term used but not defined herein has the meaning given to it in the Agreement. On the date hereof, the undersigned has received Restricted Securities as a Permitted Transferee, and in accordance with Section 1 of the Agreement, the undersigned hereby agrees to become a party to the Lock-Up Agreement and acknowledge and agrees that it has received and will hold such Restricted Securities subject to the applicable provisions of the Agreement.

By:	/s/ Fernando Borghese
Name: Fernando Borghese
Date: July 29, 2020

ACKNOWLEDGED AND AGREED:

DIGITAL MEDIA SOLUTIONS, INC.

By:	/s/ Ryan Foster
Name: Ryan Foster
Title: General Counsel